

8x8, Inc.

For Immediate Release

8x8, Inc. Appoints Ian Potter to Board of Directors

International Executive Brings Strong Business Development Experience in Europe, Japan and Southeast Asia to 8x8

SAN JOSE, Calif., Sept. 18, 2013 – 8x8, Inc. (NASDAQ: EGHT), provider of innovative cloud communications and computing solutions, today announced the appointment of Ian Potter, an accomplished international business executive, to its Board of Directors, effective September 17, 2013. With his addition to the Board, Mr. Potter will become a member of the Audit and Compensation Committees.

Mr. Potter resides in Singapore and France and brings more than 25 years of international business development, management and operational experience to 8x8. He was most recently a Managing Director of Morgan Stanley & Co. in Singapore, having moved there in 1994 to establish the firm's commodities trading and risk management business across Asia.

"Ian's international business acumen, expertise in launching and growing multinational enterprises and deep knowledge of European and Asian business practices and regulatory matters will be of immense value to 8x8 as we expand upon our current success in the U.S. to meet the growing worldwide demand for our cloud-based services," said Vik Verma, Chief Executive Officer of 8x8, Inc. "We are honored that Ian has accepted our invitation to join 8x8's Board of Directors and look forward to his energy, wisdom and counsel through our next phase of growth."

"I'm delighted to join the 8x8 Board of Directors at this exciting time in the Company's evolution," said Mr. Potter. "The cloud-based, unified communications industry is poised for significant international growth, and 8x8 is uniquely positioned to capitalize on this opportunity with its superior technology platform, established track record of domestic success, and world class management team. The recent changes at the executive level highlight the Company's commitment to continuing leadership and growth in the sector and I look forward to the opportunities ahead for 8x8."

Mr. Potter is currently a Distinguished Fellow with INSEAD's Global Private Equity Initiative, a Senior Advisor at Morgan Stanley and the Managing Partner of Lion City Capital Partners. From 1994 until his retirement from Morgan Stanley in 2013, he supervised all aspects of the firm's commodity business in Asia while serving on a number of internal and external private company boards. During this time, he opened the group's New Delhi, Shanghai, and Tokyo offices and was responsible for developing the group's capacity across the region and expanding its product offerings. Morgan Stanley's Japanese and Chinese offices were the first of their type to be established and required significant interaction and support from local enterprises, regulators and authorities. Mr. Potter began his career in London and New York working for Chase Manhattan Bank N.A. where he contributed to the development of the bank's interest rate and currency derivatives business. He holds an MBA from INSEAD in France and a BA from Queen's University in Canada.

8x8 also reported, in accordance with NASDAQ Listing Rule 5635(c)(4), that employment inducement awards were granted to four new employees in connection with their recent hiring. The employees were granted stock options to purchase an aggregate of 50,000 shares of the Company's Common Stock, with an exercise price of $9.74 per share, which was the closing price of the Company's Common Stock on September 17, 2013. The options have a ten year term and vest over a period of four years, with 25% vesting after one year of the grant date and the remaining 75% vesting in approximately equal monthly increments over the succeeding thirty-six months, subject to their continued employment. In addition, these employees received restrictive stock units for 7,500 shares of common stock, also subject to continued employment. and other conditions.

About 8x8, Inc.

8x8, Inc. (NASDAQ: EGHT) empowers business conversations for more than 33,000 businesses with cloud communications services that include hosted PBX telephony, unified communications, call center software and video conferencing solutions. The company has been delivering business communications services since 2004 and has garnered a reputation for technical excellence and outstanding reliability. In 2012, 8x8 was named a market "leader" in Gartner's Magic Quadrant for Unified Communications as a Service (UCaaS) in North America and was recognized as the No. 1 Provider of Hosted IP Telephony by Frost & Sullivan and Synergy Research Group. For additional information, visit www.8x8.com, or connect with 8x8 on Google+, Facebook, LinkedIn and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, our ability to compete effectively in the hosted telecom services business, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, and potential future intellectual property infringement claims and other litigation that could adversely affect our business and operating results. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

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Contact:

8x8, Inc.
Joan Citelli, 408-654-0970
Joan.citelli@8x8.com